[        , 2019]

Jasper R. Frontz

Chief Compliance Officer

c/o Segall Bryant & Hamill Trust

370 17th Street, Suite 5000

Denver, CO 80202

Re:	Segall Bryant & Hamill Trust (the “Trust”)

Dear Mr. Frontz:

By our execution of this letter agreement (this “Agreement”), Segall Bryant & Hamill LLC (“Segall Bryant & Hamill”) agrees it will waive a portion of the investment advisory and/or administration fees and/or reimburse additional Trust expenses (not including acquired fund fees and expenses, taxes, brokerage expenses, and extraordinary expenses) for the period commencing [July 15, 2019] through July 15, 2021 so that the ratio of expenses to average net assets of the Retail Class and Institutional Class of each portfolio of the Trust as reported in the Funds’ Financial Highlights do not exceed the amounts set forth in Attachment A.

The parties acknowledge that Segall Bryant & Hamill will not be entitled to collect on or make a claim for waived fees or reimbursed expenses at any time in the future. The parties agree to continue such waivers for the applicable Funds at least through July 15, 2021.

The names “Segall Bryant & Hamill Trust” and “Trustees of Segall Bryant & Hamill Trust” refer respectively to the Trust created and the Trustees, as trustees but not individually or personally, acting from time to time under an Amended and Restated Declaration of Trust dated November 19, 1987 as amended which is hereby referred to and a copy of which is on file at the office of the State Secretary of the Commonwealth of Massachusetts and the principal office of the Trust. The obligations of “Segall Bryant & Hamill Trust” entered into in the name or on behalf thereof by any of the Trustees, representatives or agents are made not individually, but in such capacities, and are not binding upon any of the Trustees, shareholders, or representatives of the Trust personally, but bind only the Trust Property, and all persons dealing with any class of shares of the Trust must look solely to the Trust Property belonging to such class for the enforcement of any claims against the Trust.

SEGALL BRYANT & HAMILL, LLC

By:
Name:	Philip L. Hildebrandt
Title:	Chief Executive Officer

Your signature below acknowledges
acceptance of this Agreement:

SEGALL BRYANT & HAMILL TRUST

By:
Name:	Jasper R. Frontz
Title:	Treasurer and Chief Compliance Officer

Attachment A

Segall Bryant & Hamill Trust

Fee Waivers and Expense Reimbursements for the Period Ended July 15, 2021 (Retail Class unless otherwise noted)

Segall Bryant & Hamill, LLC agrees to Waive Administration Fees, Investment Advisory Fees and/or Reimburse Expenses (not including acquired fund fees and expenses, taxes, brokerage expenses, and extraordinary expenses) so that the ratio of expenses to average net assets as set forth in the Financial Highlights will not exceed the following amounts until at least July 15, 2021 (as a % of average daily net assets):

Fund	Retail Class	Institutional Class
Segall Bryant & Hamill All Cap Fund	0.99%	0.84%
Segall Bryant & Hamill Emerging Markets Fund	1.38%	1.23%
Segall Bryant & Hamill International Small Cap Fund	1.18%	1.03%
Segall Bryant & Hamill Small Cap Value Fund	1.14%	0.99%